                                  EXHIBIT 99.1

                                  Press Release

FOR IMMEDIATE RELEASE

                BAAN COMPANY REPORTS SECOND QUARTER 1999 RESULTS

                   CONTINUED PROGRESS IN FINANCIAL PERFORMANCE

BARNEVELD, THE NETHERLANDS AND RESTON, VIRGINIA, USA - JULY 28, 1999 - Baan Company N.V. (ASE: BAAN; Nasdaq: BAANF) today announced results for its second quarter ended June 30, 1999. Revenues for the second quarter 1999 were $173 million, which is relatively flat compared to the first quarter 1999 and a 25% decline from the second quarter 1998. The net loss for the second quarter 1999 was ($9) million, or ($0.04) per diluted share, which was less than half the ($19) million net loss, or ($0.09) per diluted share, reported in the first quarter 1999.

License revenue for the second quarter 1999 was $54 million, compared to $65 million in the first quarter 1999 and $131 million in the second quarter 1998. For the second quarter in a row, the Company recorded more than 600 license transactions during the quarter, which was an 80% increase over the prior year. The Company reported a 20% increase in maintenance and service revenues to a record $118 million in the second quarter 1999, as compared to the prior year period. Service and maintenance margins improved to 27% in the second quarter 1999, from 24% in the first quarter 1999. The Company continued to lower its overall cost structure and reported total operating expenses and cost of revenues of $184 million for the second quarter 1999, as compared to $202 million in the first quarter 1999.

Cash balances on June 30, 1999 were $121 million, which were stable compared to the first quarter 1999 level of $125 million. Recently, the Company increased its line of credit from $19 million to $75 million with a syndicate of banks comprised of ABN AMRO, Deutsche Bank, and Barclays Bank. Currently, there are no borrowings outstanding under this line of credit.

The net loss for the first half of 1999 was ($28) million, or ($0.13) per diluted share, compared to net income of $19 million, or $0.09 per diluted share for the same period in 1998. For the six months ended June 30, 1999, revenues were $349 million, compared to $410 million for the same period last year.

"The second quarter materialized as expected and the overall results were in line with investment community expectations," said Jim Mooney, Chief Financial Officer, Baan Company. "We delivered on our bottom line objectives through strong expense discipline and continued growth in our services business. We also stabilized our cash position and increased our available financial resources. License revenue continued to be impacted by short-term factors affecting the enterprise applications industry and by the residual impact on sales productivity from the restructuring program. The



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improvement in our sales pipeline and our recent aggressive marketing investments make us cautiously optimistic that license revenues will grow in the second half of 1999."

"The continued progress from the last quarter demonstrates how Baan Company has regained the confidence of its customers, partners and employees," said Mary Coleman, CEO, Baan Company. "Our business is clearly focused and the organization is executing well against our plan. We took difficult and decisive steps earlier this year that allowed us to maintain our commitment to R&D, the results of which are demonstrated by the recent launch of our E-Enterprise suite of products. Today we are well positioned to increase our investment in brand awareness, lead generation, and pipeline development as we enter the second half of 1999. Partners are recognizing our progress with significant investments in joint sales and marketing activities that will help us continue to build on our growing momentum."

OPERATING HIGHLIGHTS

The Company continued to achieve its goals and noted the following accomplishments since its last earnings announcement.

        o The Company signed agreements with significant new and existing customers including: Acer, ADP, American Express, Blue Water Plastics, Disney, Friesland Bank, GTE Telecom, KPN, Met Life, Teknion Furniture Systems, Volvo, Unilever and UUNET.

        o A successful launch and strong initial market acceptance of the new E-Enterprise Internet suite of web-enabled enterprise software applications. The Baan E-Sales and Baan E-Collaboration products shipped on schedule in June. The Baan E-Procurement product is expected to ship in the third quarter of this year as originally announced.

        o Key hardware and software partners continued their investments in joint technical, marketing, and sales programs. IBM opened its Baan Implementation Factory in Atlanta, Georgia and announced plans to open a second Baan Implementation Factory in Copenhagen, Denmark. IBM also announced agreements in which Baan Company will offer IBM's DB2 Universal database with BaanERP, and in which IBM will resell Baan Company software. IBM was also named a premier integrator for Baan Company's new E-Enterprise suite of applications. Microsoft and Baan Company continued multiple sales and marketing activities including advertising, web-based seminars, and trade shows.

        o New Application Service Provider (ASP) partnerships announced during the quarter include Groupe Bull, Metamor Worldwide, Premier Systems Integrators, and Productive Online. These ASP agreements provide customers worldwide with cost-effective access to Baan Company applications over the Internet.

        o The Company announced upcoming customer and partner events including the Baan Supply Chain user conference Velocity '99 to be held August 17-19 in Atlanta, Georgia, and the BaanWorld conference to be held November 10-12 in Vienna, Austria.



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                                  BAAN COMPANY
                           CONSOLIDATED BALANCE SHEETS
                                 ($ IN THOUSANDS)
                                   (UNAUDITED)


                                               June 30, 1999     June 30, 1998
                                               -------------     -------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                        $ 121,003         $ 205,751
Short-term marketable securities                       694             1,080
Trade accounts receivable, net                     236,578           252,129
Income tax receivable                               21,841            45,045
Due from related parties                             5,060             6,297
Other current assets                                64,240            67,032
                                                 ---------         ---------
  TOTAL CURRENT ASSETS                             449,416           577,334
                                                 ---------         ---------

Property and equipment, at cost                    117,433           129,267
Less accumulated depreciation                      (74,203)          (66,569)
                                                 ---------         ---------
Net property and equipment                          43,230            62,698
                                                 ---------         ---------

Software development costs, net                     80,532            78,319
Intangible assets, net                              86,782            52,644
Other non-current assets                            36,550            52,156
                                                 ---------         ---------
TOTAL ASSETS                                     $ 696,510         $ 823,151
                                                 =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term borrowings and current portion
 of long-term debt                               $  10,314         $     523
Accounts payable and other current
 liabilities                                       195,948           261,566

Income taxes payable                                20,390            43,441
Deferred revenue                                   129,380           147,933
                                                 ---------         ---------
TOTAL CURRENT LIABILITIES                          356,032           453,463
                                                 ---------         ---------
Long-term debt                                     190,232           191,013

Long-term deferred revenue                          15,653            17,831
Other long-term liabilities                         21,772             4,084
Common stock and additional
 paid-in-capital                                   400,242           393,599

Accumulated deficit                               (263,533)         (235,261)
Accumulated translation adjustment                 (23,888)           (1,578)
                                                 ---------         ---------
TOTAL SHAREHOLDERS' EQUITY                         112,821           156,760
                                                 ---------         ---------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY         $ 696,510         $ 823,151
                                                 =========         =========



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                                  BAAN COMPANY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                      Three Months Ended June 30,          Six Months Ended June 30,
                                                      ---------------------------         ---------------------------
                                                         1999             1998              1999              1998
                                                      ---------         ---------         ---------         ---------
Net revenues:
  License revenue                                     $  54,350         $ 131,254         $ 119,528         $ 224,159
  Maintenance and service revenue                       118,450            98,825           229,043           185,397
                                                      ---------         ---------         ---------         ---------
    Total net revenues                                  172,800           230,079           348,571           409,556
                                                      ---------         ---------         ---------         ---------

Cost of revenues:

  Cost of license revenue                                12,897             6,444            27,289            13,620
  Cost of maintenance and service revenue                85,997            67,879           170,542           136,875
                                                      ---------         ---------         ---------         ---------
    Total cost of revenues                               98,894            74,323           197,831           150,495
                                                      ---------         ---------         ---------         ---------

Gross Profit                                             73,906           155,756           150,740           259,061
                                                      ---------         ---------         ---------         ---------

Operating and non-recurring expenses:

  Sales and Marketing                                    35,536            53,110            85,593           100,608
  Research and development                               30,962            35,453            67,750            66,128
  General and administrative                             17,255            27,852            34,117            50,192
  Non-recurring expenses                                    424            14,400               424            14,400
                                                      ---------         ---------         ---------         ---------
    Total operating and non-recurring expenses           85,177           130,815           187,884           231,328
                                                      ---------         ---------         ---------         ---------

Income (loss) from operations                           (11,271)           24,941           (37,144)           27,733
Other income (expense), net                              (1,864)              164            (3,246)              513
                                                      ---------         ---------         ---------         ---------
Income (loss) before income taxes                       (13,135)           25,105           (40,390)           28,246
(Provision) benefit for income taxes                      3,941            (8,034)           12,118            (9,039)
                                                      ---------         ---------         ---------         ---------
Net income (loss)                                     $  (9,194)        $  17,071         $ (28,272)        $  19,207
                                                      =========         =========         =========         =========
Net income (loss) per share:
  Basic                                               $   (0.04)        $    0.09         $   (0.13)        $    0.10)
  Diluted                                             $   (0.04)        $    0.08         $   (0.13)        $    0.09)

Shares used in computing per share amounts:
  Basic                                                 210,889           197,275           210,444           195,953
  Diluted                                               210,889           212,000           210,444           211,699



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ABOUT BAAN COMPANY

Founded in 1978, Baan Company (ASE: BAAN; Nasdaq: BAANF) is a leading global provider of enterprise business software. Baan Company offers a comprehensive portfolio of best-in-class, component-based applications for front office, corporate office, and back office automation. These applications are in use at approximately 12,000 customer sites worldwide. Baan Company products reduce complexity, improve core business processes, are faster to implement and use, are more flexible than our competitors' in adapting to business changes, and optimize the management of information throughout the entire value chain.

Baan Company has dual headquarters in Barneveld, The Netherlands and Reston, Virginia, USA and can be found on the World Wide Web at www.baan.com.

                                       ###

Statements in this press release using the words "believes," "expects," "anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

"Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.

FOR MORE INFORMATION, PLEASE CONTACT:

        Baan Company (For Investor Relations)
        Mark Wabschall or David Spille
        Phone: +1.703.467.3201 (North America) and +31(0)34.242.8609 (Europe)
        Email: dspille@baan.com

        Baan Company (For Media)
        Ronald Florisson, Vice President of Corporate Communications
        Phone: +31(0)34.242.8786 (Europe) or +1 703.467.3000 (North America)
        Email: rfloriss@baan.nl



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